SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

SBA COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer))

SBA COMMUNICATIONS CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $.01 Per Share, Having an Exercise Price Greater than $8.00 Per Share, under the SBA Communications Corporation 1996 Stock Option Plan, the SBA Communications Corporation 1999 Equity Participation Plan, and the SBA Communications Corporation 2001 Equity Participation Plan
(Title of Class of Securities)

783885106
(CUSIP Number of Class of Securities)

Jeffrey A. Stoops
President and Chief Executive Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida 33487
(561) 995-7670
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Kara L. MacCullough, Esq.
Akerman, Senterfitt & Eidson, P.A.
One S.E. 3rd Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,847,126	$369.43

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3.0 million shares of Class A common stock of SBA Communications Corporation having an aggregate value of $1,847,126 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount	Previously Paid: Not applicable.

Form	or Registration No.: Not applicable.

Filing	party: Not applicable.

Date	filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO is being filed by SBA Communications Corporation, a Florida corporation (“SBA”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange all of its currently outstanding options to purchase Class A common stock having an exercise price greater than $8.00 per share that were issued under the SBA Communications Corporation 1996 Stock Option Plan, the SBA Communications Corporation 1999 Equity Participation Plan and the SBA Communications Corporation 2001 Equity Participation Plan for replacement options to purchase Class A common stock that will be issued under the 2001 Equity Participation Plan on December 19, 2002, or a later date if the offer is extended. Options held by former employees, retirees and members of our board of directors are excluded from this offer. This offer is being made subject to the terms and conditions set forth in the Offer to Exchange that is attached to this Schedule TO as Exhibit (a)(1).

The information in the Offer to Exchange, including all schedules thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 5.    Past Contacts, Negotiations and Agreements.

(e)  None.

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Item 7.    Source and Amount of Funds or Other Considerations.

(d)  Not applicable.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item	10. Financial Statements

(a)  The documents listed in Item 14(a)(1) of SBA Communications Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Item 1 of SBA Communications Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 are incorporated herein by reference.

(b)  Not applicable.

Item	11. Additional Information

(b)  None.

Item 12.    Exhibits

(a	)(1)	Offer to Exchange, dated May 20, 2002.
(a	)(2)	Election Form.
(a	)(3)	Form of Announcement to Eligible Optionholders.
(a	)(4)	Frequently Asked Questions sent to eligible optionholders.
(a	)(5)	Form of Letter to Eligible Optionholders Confirming Receipt of Election Form.
(a	)(6)	Form of Reminder Letter to Eligible Optionholders.
(a	)(7)	Form of Letter Confirming Acceptance of Tendered Options.
(a	)(8)	Item 14(a)(1) of SBA Communications Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 21, 2002, which is incorporated herein by reference.
(a	)(9)	Item 1 of SBA Communications Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the SEC on May 15, 2002, which is incorporated herein by reference.
(b	)	Not Applicable.
(d	)(1)
SBA Communications Corporation 1996 Stock Option Plan filed as Exhibit 10.23 to SBA Communications Corporation’s Registration Statement on Form S-1 (No. 333-76547), which is incorporated herein by reference.

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(d)(2)
SBA Communications Corporation 1999 Equity Participation Plan, filed as Exhibit 10.24 to SBA Communications Corporation’s Registration Statement on Form S-1 (No. 333-76547), which is incorporated herein by reference.

(d)(3)
SBA Communications Corporation 2001 Equity Participation Plan, as amended and restated on May 16, 2002, filed as Appendix 1 to SBA Communications Corporation’s Proxy Statement, filed with the SEC on April 16, 2002, which is incorporated herein by reference.

(g)	Not Applicable.
(h)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SBA COMMUNICATIONS CORPORATION

By:	/s/ JEFFREY A. STOOPS
Jeffrey A. Stoops President and Chief Executive Officer

May 20, 2002

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